BLUE OCEAN ATS, LLC

**STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERERED PUBLIC ACCOUNTING FIRM**

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

For the Period from October 13, 2020 (date of registration) through December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70452

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/13/20___ AND ENDING ___12/31/21___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Blue Ocean ATS, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___Brook 35 Plaza, Suite 250, 2150 Route 35___
                                   (No. and Street)

Sea Girt	NJ	08750
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Shinnick	332-910-5008	gregory.shinnick@blueoceanats.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Knight Rolleri Sheppard, CPAS, LLP___
                              (Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Greg Shinnick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Ocean ATS, LLC, as of December 31, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTOPHER J ARDITI
Notary Public
State of New Jersey
My Commission Expires June 29, 2023
I.D.# 50085080

Signature: [signature]

Title: Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



Knight • Rolleri • Sheppard CPAS, LLP
Michael J. Knight, CPA, CVA, CFI, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
  of Blue Ocean ATS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Blue Ocean ATS, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Blue Ocean ATS, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Blue Ocean ATS, LLC's management. Our responsibility is to express an opinion on Blue Ocean ATS, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blue Ocean ATS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP

We have served as Blue Ocean ATS, LLC's auditor since 2021.

Fairfield, Connecticut
February 22, 2022

1

2150 Post Road, 5th Floor • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

BLUE OCEAN ATS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	391,947
Accounts receivable		3,996
Deposit with clearing broker		25,000
Prepaid expenses		5,368
Deposits		575
Property and equipment, net of accumulated depreciation of $4,697		13,480
Right-of-use asset		5,120
	$	445,486

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	16,718
Due to affiliate		124,809
Lease liability		5,120
		146,647
Member's equity		298,839
	$	445,486

See report of independent registered public accounting firm and notes to financial statement.

NOTES TO FINANCIAL STATEMENT

December 31, 2021

(See Report of Independent Registered Public Accounting Firm)

Note 1 **Organization and nature of business**

Blue Ocean ATS, LLC (the "Company") was formed in 2019 and is a Delaware limited liability company. The Company is a wholly-owned subsidiary of Blue Ocean Technologies, LLC ("Parent"). The Company operates an Alternative Trading System ("ATS") for matching orders in US NMS stocks from 8:00 pm to 4:00 am, eastern standard time, Sunday through Thursday in accordance with its membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii), clearing all transactions on a fully-disclosed basis through its clearing firm.

Note 2 **Summary of significant accounting policies**

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts receivable

The Company carries its accounts receivable at costs less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2021, no allowance for doubtful accounts was necessary.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

BLUE OCEAN ATS, LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Contract assets at December 31, 2021 are $3,896.

At December 31, 2021, contract liabilities were $0. Disaggregation can be found on statement of operations for the year ended December 31, 2021.

Income taxes
The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2018.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	3 years

Depreciation expense for the period from October 13, 2020 (date of registration) through December 31, 2021 was $4,697.

Advertising
The Company expenses the cost of advertising as it is incurred. Advertising expense amounted to $385 for the period from October 13, 2020 (date of registration) through December 31, 2021.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021 the Company's net capital was $279,416 which was $269,981 in excess of its required net capital of $9,435. The Company's aggregate indebtedness to net capital was 0.51 to 1.

Note 4   **Leases**

The Company leased its premises for a one-year term ending September 30, 2022 for $590/month. Rent expense was $8,074 for the period from October 13, 2020 (date of registration) through December 31, 2021.

Note 5   **Concentrations**

Customers
For the period October 13, 2020 (date of registration) through December 31, 2021, two customers represented 100% of the Company's revenue.

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash. Bank balances in excess of FDIC limits is $141,947.

Note 6   **Related party transactions**

The Company shares employees, contractors and technology services with Blue Ocean Technologies, LLC under an expense sharing agreement. For the period of October 13, 2020 (date of registration) through December 31, 2021, the Company incurred expenses of $198,077 related to this agreement. At December 31, 2021, the Company owed Blue Ocean Technologies, LLC $124,809 for services related to this expense sharing agreement, as shown on the Statement of financial condition as due to affiliate.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 7   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

For the period of October 13, 2020 (date of registration) through December 31, 2021 the Company had a net loss of $1,078,900 and negative cash flow from operating activities of $964,317. The Company's operating deficit during this period was funded by member capital contributions totaling $1,000,000. The Company expects that it will require additional capital contributions from the Parent to support its operations for the year ended December 31, 2022, and the Parent stated it will continue to provide such support to the Company for the foreseeable future.

Note 8   **Clearing arrangements**

The Company has an agreement with Velox Clearing LLC ("Velox") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. Deposits with clearing broker include the Company's clearing deposit with Velox.

Note 9   **Subsequent events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2021 through February 22, 2022, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.